NXT ENERGY SOLUTIONS INC.

Q1-2013 Report to Shareholders

As at and for the 3 month period
ended March 31, 2013

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 22, 2013 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012. This MD&A is for the 3 month period ended March 31, 2013 ("Q1-13"), with comparative 2012 totals for the 3 month period ended March 31, 2012 ("Q1-12").

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

Forward-looking statements used in this MD&A relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that are planned to be obtained, conducted and completed in 2013 and beyond.
•	potential future growth opportunities in new international markets.
•	potential financing related activities, including the potential future exercise of outstanding warrants that were issued in March and May 2012, and their related potential effect on liquidity and capital resources.
•	the potential future conversion of the outstanding preferred shares.
•	the Company's ability to continue as a going concern.
•	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct survey contracts as intended.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and derivative instruments.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

MD&A for the Q1-2013 period	page |2

Description of the Business

NXT is a Calgary based publicly traded company that provides a unique survey service to the oil and natural gas exploration industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America and Africa.

Overall Performance - Business Overview

In 2012 NXT achieved significant positive developments in growth of the business, with highlights including:

•	expansion of awareness and use of SFD®, with surveys conducted in 6 countries (including Colombia), five of which were new markets for NXT – Argentina, Guatemala, Mexico, Belize, and Pakistan.
•	completion of our largest SFD® survey project to date, a US $5.8 million project delivered to PEMEX, the national oil company (“NOC”) of Mexico, and the fourth largest global production company.
•	record revenues of $11 million, and profit of $2 million.

NXT intends to continue to capitalize on this momentum, as customer success in using SFD® as part of their exploration programs is growing, and starting to yield repeat business.

In the Q1-13 period, NXT completed a US $2.7 million (contract value prior to 15% in-country withholding taxes) survey project in Pakistan for a major NOC. This contract was originally awarded in late 2010, and took an extensive period of time to obtain all necessary government approvals and flight permits. Data acquisition for the project commenced in December, 2012 and was efficiently completed by mid January 2013, with the SFD® survey recommendations report delivered to our client in March 2013.

Near-term Outlook for 2013 and beyond

NXT plans to continue to increase SFD® brand awareness, become more active in publishing technical papers, and increase recognition of SFD® at international trade shows and seminars.  Our focus will be on NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).  Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Brazil, Peru, Ecuador, and Bolivia.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

MD&A for the Q1-2013 period	page |3

As NXT pursues these markets, our strategy is to identify and retain high quality local sales representatives with the key knowledge of the area, the clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  NXT currently has in place sales representatives to pursue SFD® survey opportunities in Mexico, Bolivia, Colombia, Brazil, India, Kuwait, Costa Rica, Panama, China as well as the Israel / Cyprus / Greece Mediterranean region.  All independent international sales representatives are required to adhere to NXT's code of conduct and business ethics.

Near term contract and revenue opportunities for 2013 and 2014 include prospective clients in South Asia, Brazil, Latin America, and most importantly, follow-on surveys for PEMEX in Mexico. Throughout Q1-13, PEMEX has been integrating the 2012 SFD® survey results with their extensive, existing geophysical data. PEMEX is in process of finalizing its assessment of the results of its initial use of SFD®, and assessing potential prospect areas for new SFD® survey opportunities, which may culminate in a new contract that could commence in 2013.

In addition, following completion of the Q1-13 aerial survey project in Pakistan, the first of its kind in the country, several E&Ps who are active in Pakistan and South Asia have expressed interest in the potential for conducting additional SFD® surveys in the region.

Some of our objectives to allow additional future growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with geology and geophysics.  In April 2013, we were successful in hiring a veteran geophysicist, Mr. Atul Nautiyal, who has experience in international markets and in providing consulting advice to exploration clients.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) are in process, which should also serve to allow us to expand on our disclosures in order to build industry awareness, understanding, and acceptance of SFD® technology. Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been assisting in implementing NXT’s IP strategy, including a US provisional patent filing which occurred in May 2012. The drafting of formal US patent applications is currently in process.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. In addition, in Q2-12, NXT commenced to recognize in net income the change (also a non-cash item) in the fair value of US$ denominated warrants to purchase NXT common shares, which are classified as a "derivative instrument" on our balance sheet.

	Q1-2013	Q4-2012	Q3-2012	Q2-2012
	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	June 30, 2012
Survey revenue	$ 2,684,095	$ 5,727,392	$ -	$ 2,394,863
Net income (loss)	(35,579)	3,087,323	(1,393,183)	30,660
Income (loss) per share – basic	-	0.07	(0.03)	-
Income (loss) per share – diluted	-	0.06	(0.03)	-

MD&A for the Q1-2013 period	page |4

	Q1-2012	Q4-2011	Q3-2011	Q2-2011
	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011
Survey revenue	2,815,320	$ -	$ -	$ 144,650
Net income (loss)	337,928	(1,072,560)	(1,026,814)	(692,510)
Income (loss) per share – basic	0.01	(0.03)	(0.03)	(0.02)
Income (loss) per share – diluted	0.01	(0.03)	(0.03)	(0.02)

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of $2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of derivative instruments, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

Q4-12 to Q3-12 comparison - NXT had survey revenue of $5,727,392 ($nil in Q3-12), SBCE of $59,000 ($78,000 in Q3-12) and survey costs of $1,277,768 ($24,170 net recovery in Q3-12). In addition, a non-cash income amount of $336,000 ($158,000 expense in Q3-12) was recognized in relation to adjusting the fair value of derivative instruments, and income taxes of $216,807 ($nil in Q3-12) were recognized. Due primarily to the completion of the large Mexico contract in Q4-12, a net profit of $3,087,323 arose, as compared to a net loss of $1,393,183 for Q3-12.

Q3-12 to Q2-12 comparison - NXT had survey revenue of $nil ($2,394,863 in Q2-12), SBCE of $78,000 ($61,000 in Q2-12) and a survey cost recovery of $24,170 (expense of $1,205,654 in Q2-12). In addition, a non-cash expense of $158,000 was recognized in relation to adjusting the fair value of derivative instruments. As no contract revenue was recognized in the Q3-12 period, a net loss of $1,393,183 arose, as compared to a profit of $30,660 for Q2-12.

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12). With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12, which reflected the completion of the Colombia survey.

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11). Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

Q4-11 to Q3-11 comparison - NXT had survey revenue of $nil ($nil in Q3-11), SBCE of $50,015 ($246,000 in Q3-11) and $nil survey costs ($nil in Q3-11).

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11). The high total SBCE recorded in Q3-11 was due to the large number of stock options granted in Q3-11, and the fact that 42% of such had immediate vesting (as compared to the standard of 3 years).

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

MD&A for the Q1-2013 period	page |5

Summary of Operating Results

Overall, NXT incurred a net loss of $35,579 for Q1-13 as compared to a net income of $337,928 for Q1-12. Q1-13 reflects completion of the survey contract conducted in Pakistan and the Q1-12 comparative period reflects the survey project which was completed in Colombia.

	Q1 - 13	Q1 - 12	net change
Survey revenue	$ 2,684,095	$ 2,815,320	$ (131,225)

Expenses:
Survey costs	1,542,248	1,174,393	367,855
General and administrative	931,650	1,139,527	(207,877)
Stock based compensation expense ("SBCE")	100,000	67,000	33,000
Amortization of property and equipment	20,677	26,540	(5,863)
	2,594,575	2,407,460	187,115
	89,520	407,860	(318,340)
Other expense (income):
Interest expense (income), net	(470)	2,864	(3,334)
Loss (gain) on foreign exchange	(112,667)	65,869	(178,536)
Oil and natural gas operations	706	1,199	(493)
Other expense	9,984	-	9,984
Change in fair value of derivative instruments	(172,000)	-	(172,000)
	(274,447)	69,932	(344,379)
Income (loss) before income taxes	363,967	337,928	26,039
Income tax expense	399,546	-	399,546
Net income (loss) for the period	(35,579)	339,928	(373,507)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The Q1-13 period reflects completion of a US $2.66 million contract which commenced in Pakistan in December 2012, and which was completed and delivered in March, 2013. Q1-13 also includes revenues of $24,850 related to a small survey which was flown in Belize in fall 2012, and completed in Q1-13. The Belize project also includes potential additional future revenues to NXT, which are contingent upon future events, and as such, will be recognized if and when received.

The survey contract conducted in Pakistan in Q1-13 had a lower profit margin, and a higher rate of foreign income tax withholdings, than the Colombia survey which commenced in October 2011, and which was completed in January, 2012 (Q1-12).

General and administrative (“G&A”) expense - even in periods of high survey activity, G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses.

The categories included in G&A expense are as follows:

	Q1 - 13	Q1 - 12	net change
Salaries, benefits and consulting charges	$ 474,886	$ 504,508	$ (29,622)
Board, professional fees, and public company costs	201,589	196,418	5,171
Premises and administrative overhead	161,993	166,116	(4,123)
Business development	64,872	218,610	(153,738)
Colombia office	28,310	53,875	(25,565)
Total G&A	931,560	1,139,527	(207,877)

MD&A for the Q1-2013 period	page |6

In Q1-13, the overall decrease in G&A expense is a combination of several factors:

•	although staff levels were higher in Q1-13, a lower level of overall consulting fees were incurred.
•	a high level of business development costs were incurred in Q1-12, primarily related to expanding awareness of the SFD technology, including costs of international tradeshows and conferences.
•	the Colombia office had a lower level of activity, and a slightly reduced salary level, for Q1-13.

SBCE - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as NXT's stock price at the grant date, and trailing share price volatility.

Interest income, net - interest income earned on short-term investments is offset by any interest expense incurred (such as on a prior capital lease obligation for office equipment). Although market interest rates are low, with higher levels of cash resources available starting in late 2012, NXT is assessing ongoing opportunities for secure short-term investments of excess cash.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries. Also, in Q1-13 the value of net US$ monetary assets increased as compared to as at Q4-12 (1.0156 Cdn$ / US$ as compared to 0.9949 Cdn$ / US$ at Q4-12), resulting in both realized and unrealized net exchange gain movements on the large total of net US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and new R&D activity related to the SFD technology, for which new categories of costs started to be incurred in fall 2012.

Change in fair value of derivative instruments – in March and May 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share for a period of two years. As these warrants are denominated in US$ (exercise price of US $1.20 per share) they are considered to be a “derivative instrument” for financial statement purposes, and are required to be re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014.

The derivative instrument balance was initially recorded at $409,143 in 2012, and in Q1-13 the estimated fair value was reduced by $172,000 to $69,000. The net decrease to the derivative instruments each period is based on such inputs as NXT's share price at the current quarter end, and NXT’s trailing share price volatility and liquidity.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Progress billings by NXT for services rendered to clients in such countries may be subject to foreign withholding taxes at the time of payment to NXT, and these amounts are only recoverable in certain circumstances. During Q1-13, NXT recorded $399,546 in withholding taxes related to its revenues for the Pakistan project.  Although such foreign taxes paid can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

MD&A for the Q1-2013 period	page |7

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q1-13 was $4,339,678. This excludes a total of $322,247 which is classified on the Balance Sheet as restricted cash, which is required primarily as security related to performance of certain foreign contracts. Security is normally in the form of letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in Q2-12, and to undertake the survey in Pakistan, which commenced in Q4-12. All of the restricted cash balances are scheduled to be released back to NXT when the related letters of credit expire in the second half of 2013.

Significant progress was made in 2011 and 2012 in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its’ efforts on the international oil and gas exploration markets. Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects.

NXT has no secured debt, and following the 2012 private placement financing and completion of several survey revenue contracts in 2012 and Q1-13, net working capital increased significantly to the end of the Q1-13 and Q4-12 periods as follows:

	March 31, 2013	December 31, 2012	net change in Q1-13

Current assets (current liabilities):
Cash and cash equivalents	$ 2,384,678	$ 5,052,594	$ (2,667,916)
Short-term investments	1,955,000	55,000	1,900,000
	4,339,678	5,107,594	(767,916)
Restricted cash	322,247	433,369	(111,122)
Accounts receivable	1,250,410	472,308	778,102
Prepaid expenses and other	180,514	140,649	39,865
Accounts payable and accrued liabilities	(1,003,066)	(1,623,724)	617,658
Net working capital before the undernoted items	5,086,783	4,530,196	556,587
Additional asset (liability) amounts:
Work-in-progress	-	976,463	(976,463)
Deferred revenue	-	(317,103)	317,103
Fair value of derivative instruments	(69,000)	(241,000)	172,000
	(69,000)	418,360	(487,360)
Net	5,017,783	4,948,556	69,227

As noted previously, the derivative instruments relate to the estimated fair value of the common share purchase warrants (which have a US$ exercise price) which were issued in the private placement financings in early 2012. This balance is adjusted to its estimated fair value at each period end (until expiry of the warrants in March and May, 2014), based on the number of warrants outstanding. These derivative instruments are classified as a liability, but do not require any ongoing outlay of cash.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2012 related to the Pakistan survey which commenced in December, and was completed in March, 2013.

MD&A for the Q1-2013 period	page |8

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts. At December 31, 2012, the deferred revenue balance related almost entirely to the Pakistan project.

The decreased total of accounts payable and accrued liabilities at Q1-13 as compared to Q4-12 is largely due to the timing of survey projects, and the related timing of payment of the related costs incurred. Most of the costs related to the Mexico survey were paid by December 31, 2012, whereas most costs related to the Pakistan survey were paid in Q1-13.

The following summarizes NXT's net cash flows:

Cash flows from (used in):	Q1-13	Q1-12

Operating activities	$ (863,400)	$ (1,126,965)
Financing activities	-	2,347,191
Investing activities	(1,804,516)	17,717
Net source (use) of cash	(2,667,916)	1,237,943
Cash, start of the period	5,052,594	1,508,946
Cash, end of the period	2,384,678	2,746,889

As shown above, cash balances decreased in Q1-13 by $2,667,916 to $2,384,678 at March 31, 2013. The net decrease in cash in Q1-13 is largely due a transfer of cash into short-term investments in Q1-13. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q1-13	Q1-12

Net income (loss) for the period	$ (35,579)	$ 337,928
Total non-cash income and expense items	(51,556)	94,918
	(87,135)	432,346
(Decrease) in non-cash working capital balances	(776,265)	(1,559,311)
Net cash (used in) operating activities	(863,400)	(1,126,965)

Financing Activities

•	no financing related activity in Q1-13, as compared to a net source of $2,347,191 for Q1-12 (which arose primarily from $2,022,846 related to net proceeds from the private placement financing, and $326,010 from the exercise of common share purchase warrants and stock options).

Investing Activities

•	overall net cash use of $1,804,516 ($17,717 net source of cash for Q1-12).
•	net use of $1,900,000 ($10,000 use in Q1-12) to purchase short-term investments.
•	a net cash inflow of $111,122 ($31,765 net outflow for Q1-12) arose from a net decrease in restricted cash balances which have been issued as security for performance guarantees on international survey contracts.
•	$15,638 ($4,048 for Q1-12) was used for purchases of office and other equipment.

MD&A for the Q1-2013 period	page |9

Contractual Commitments

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $26,138 (including estimated operating costs). As at March 31, 2013, the estimated remaining minimum annual lease commitment is as follows:

Year ending December 31, 2013	$ 228,287
2014	304,382
2015	101,461
634,130

NXT currently does not own any aircraft used in its' survey operations, but has in place an agreement which expires in January 2014), to utilize a minimum annual volume of aircraft charter hours. The contract has a minimum commitment of $317,000 for 2013.

Transactions with Related Parties

NXT retains as legal counsel a law firm of which one of its Directors is a partner. For the 3 month period ended March 31, 2013, NXT incurred legal fees and share issuance costs totaling $774 (March 31, 2012 - $28,285) with this firm, for which a total of $466 is included in accounts payable as at March 31, 2013 (December 31, 2012 - $11,112).

Accounts payable and accrued liabilities includes a total of $24,180 (December 31, 2012 - $63,820) related to re-imbursement of expenses owing to persons who are Directors and Officers of NXT.

To date in 2013, NXT has issued the following stock options (which have a 5 year term to expiry, and vest 1/3 at the end of each annual anniversary date) to Directors and Officers of the Company:

Issued to	month issued	Exercise price per share	# of stock options
NXT Director	January, 2013	$ 0.76	150,000
NXT Officer	April, 2013	$ 0.66	150,000
			300,000

Additional Disclosures - Outstanding Securities

	as at May 22, 2013	as at March 31, 2013	as at December 31, 2012
Shares issued:
Common shares	41,554,959	39,554,959	39,554,959
Convertible preferred shares	8,000,000	10,000,000	10,000,000
Common shares reserved for issue re:
Stock options	3,240,600	3,090,600	2,890,600
Common share purchase warrants	4,502,821	4,502,821	4,502,821
	57,298,380	57,148,380	56,948,380

 The common share purchase warrants have an exercise price of US $1.20 expire in 2014 as follows:

MD&A for the Q1-2013 period	page |10

March 7, 2014	2,096,175
March 19, 2014	415,000
March 30, 2014	605,913
May 4, 2014	1,385,733
4,502,821

Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications. The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015, subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

2,000,000 of the preferred shares became convertible upon issue, and in April, 2013 the holder gave notice to NXT to convert these into 2,000,000 common shares. This transaction has occurred effective May 22, 2013.

NXT has an option to elect by December 31, 2015 to convert the remaining 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology. In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

The remaining 8,000,000 preferred shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015. An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at March 31, 2013, the Company had generated cumulative revenue of approximately US $25.8 million (December 31, 2012 - US $23.1 million) that is eligible to be applied to the above noted conversion thresholds.

Critical Accounting Estimates

The factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2012. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

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Changes in Accounting Policies Including Initial Adoption

Factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2012.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has an extensive prior history of generating net losses and a shortage of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter hire arrangements. Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours. NXT is thus exposed to a potential financial penalty of up to $317,000 in the event that it fails to fulfill the minimum annual charter hours commitment for 2013.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management, Directors, and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

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Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was a "Technical Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Five of the six current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations

NXT generally bills its revenues in US$, and as such frequently holds cash in both Cdn$ as well as in US$, and is thus exposed to foreign exchange fluctuations on its US$ funds. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at March 31, 2013. Further, the inherent limitations on the ability of the Company’s Responsible Officers (being the CEO and the CFO) to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.

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